Exhibit 99.1

Kitov Pharmaceuticals to Present at Pioneers 2016, Presented by Joseph Gunnar, in NYC on May 5, 2016

TEL AVIV, Israel, May 4, 2016 /(GLOBE NEWSWIRE)/ -- Kitov Pharmaceuticals (NASDAQ/TASE: KTOV), a late-stage drug development company, today announced that Dr. J. Paul Waymack, Kitov’s Chairman of the Board and Chief Medical Officer will present at the upcoming PIONEERS 2016 conference, presented by Joseph Gunnar & Co. LLC, taking place on May 5, 2016 in New York.

Presentation Details:

PIONEERS 2016, presented by Joseph Gunnar
Date:           Thursday, May 5, 2016
Time:           2:30 pm EDT
Location:    New York Palace Hotel, Hubbard 1, New York City

About Kitov Pharmaceuticals Holdings Ltd.

Kitov Pharmaceuticals Holdings Ltd. is a pharmaceutical company focused on the development of therapeutic candidates for the simultaneous treatment of various clinical conditions. In particular, Kitov focuses on developing combinations of existing drugs in advanced stages of development. Kitov's lead drug, KIT-302, is formulated for the simultaneous treatment of two clinical conditions – pain caused by osteoarthritis (OA) and hypertension (high blood pressure), which can be pre-existing or caused by the treatment for OA. KIT-302 is based on celecoxib, the active ingredient of a known and approved-for-use drug designed primarily to relieve pain caused by OA, and the generic drug amlodipine besylate. Kitov is traded on the Nasdaq Capital Market (KTOV) and the Tel-Aviv Stock Exchange (KTOV).

For more information, the content of which is not part of this press release, please visit http://kitovpharma.com/

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company's results to differ materially from those expected by Company management. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Contact:

Simcha Rock, CFO

+972-2-6254124

Simcha@kitovpharma.com

Bob Yedid
Managing Director
LifeSci Advisors, LLC
646-597-6989
bob@LifeSciAdvisors.com